STATEMENT OF INVESTMENTS

Dreyfus Municipal Income, Inc.

June 30, 2008 (Unaudited)

Long-Term Municipal Investments--148.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--2.7%				
The Board of Trustees of the University of Alabama, HR (University of Alabama at Birmingham) (Insured; MBIA, Inc.)	5.88	9/1/10	4,620,000 a	4,970,242
Alaska--3.7%				
Alaska Housing Finance Corporation, General Mortgage Revenue (Insured; MBIA, Inc.)	6.05	6/1/39	6,845,000	6,882,921
Arizona--5.4%				
Arizona Housing Finance Authority, SFMR (Mortgage Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.40	6/1/28	4,000,000	3,970,880
City of Phoenix, County of Maricopa and the County of Pima Industrial Development Authorities, SFMR (Collateralized: FHLMC, FNMA and GNMA)	5.80	12/1/39	4,280,000	4,205,014
Pima County Industrial Development Authority, Education Revenue (American Charter Schools Foundation Project)	5.63	7/1/38	2,000,000	1,799,280
California--14.2%				
ABAG Financial Authority for Nonprofit Corporations, Insured Revenue, COP (Odd Fellows Home of California)	6.00	8/15/24	5,000,000	5,032,050
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	2,950,000	2,950,856
California Health Facilities Financing Authority, Revenue (Sutter Health)	6.25	8/15/35	2,500,000	2,626,000
California Housing Finance Agency, Home Mortgage Revenue	4.80	8/1/36	2,500,000	2,225,550
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	3,545,000 a	3,843,489
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	1,455,000 a	1,574,543
Chabot-Las Positas Community				

College District, GO (Insured; AMBAC)	0.00	8/1/32	6,000,000 b	1,591,260
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.80	6/1/13	3,000,000 a	3,533,850
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	3,500,000	2,978,605
Colorado--9.3%				
Colorado Springs, HR	6.38	12/15/10	2,835,000 a	3,091,454
Colorado Springs, HR	6.38	12/15/30	2,890,000	2,985,370
University of Northern Colorado Board of Trustees, Auxiliary Facilities System Revenue (Insured; FSA)	5.00	6/1/35	11,000,000 c,d	11,102,025
District of Columbia--1.4%				
District of Columbia, Revenue (Catholic University America Project) (Insured; AMBAC)	5.63	10/1/09	1,605,000 a	1,687,192
District of Columbia, Revenue (Catholic University America Project) (Insured; AMBAC)	5.63	10/1/29	475,000	487,649
District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA, GNMA and GIC; Trinity Funding)	7.45	12/1/30	495,000	503,222
Florida--1.4%				
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	30,000 a	31,621
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	1,470,000	1,499,253
South Lake County Hospital District, Revenue (South Lake Hospital, Inc.)	5.80	10/1/34	1,095,000	1,102,271
Illinois--11.9%				
Chicago (Insured; FGIC)	6.13	7/1/10	3,685,000 a	3,963,254
Chicago (Insured; FGIC)	6.13	7/1/10	315,000 a	338,786
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.75	3/1/10	40,000	40,110
Illinois Finance Authority,				

Revenue (Sherman Health Systems)	5.50	8/1/37	2,000,000	1,876,100
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	5,800,000 [a]	6,239,930
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	7,000,000 [a]	7,422,030
Illinois Health Facilities Authority, Revenue (Swedish American Hospital)	6.88	5/15/10	2,000,000 [a]	2,153,980
Indiana--1.5%				
Franklin Township School Building Corporation, First Mortgage Bonds	6.13	7/15/10	2,500,000 [a]	2,717,275
Louisiana--1.5%				
Parish of Saint John the Baptist, Revenue (Marathon Oil Corporation Project)	5.13	6/1/37	3,000,000	2,698,590
Maryland--5.1%				
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Project)	5.63	6/1/13	2,000,000 [a]	2,202,160
Maryland Health and Higher Educational Facilities Authority, Revenue (The Johns Hopkins University Issue)	6.00	7/1/09	7,000,000 [a]	7,329,070
Massachusetts--6.5%				
Massachusetts Development Finance Agency, SWDR (Dominion Energy Brayton Point Issue)	5.00	2/1/36	2,000,000	1,806,400
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue)	6.00	1/1/12	530,000 [a]	581,792
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue)	6.00	7/1/31	1,970,000	2,020,452
Massachusetts Housing Finance Agency, SFHR	5.00	12/1/31	2,500,000	2,330,175
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	5,235,000	5,244,580
Michigan--3.6%				
Hancock Hospital Finance Authority, Mortgage Revenue				

(Portgage Health) (Insured; MBIA, Inc.)	5.45	8/1/08	2,145,000 a	2,151,328
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,585,000	4,458,958

Minnesota--2.9%

Minnesota Agricultural and Economic Development Board, Health Care Facilities Revenue (Essentia Health Obligated Group) (Insured; Assured Guaranty)	5.00	2/15/37	2,600,000	2,605,772
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/10	2,420,000 a	2,640,002
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/29	80,000	82,778

Mississippi--3.2%

Mississippi Business Finance Corporation, PCR (System Energy Resources, Inc. Project)	5.88	4/1/22	6,000,000	5,866,680

Missouri--1.5%

Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.25	12/1/10	2,500,000 a	2,719,725
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	6.30	9/1/25	130,000	131,745

Nevada--2.1%

Clark County, IDR (Southwest Gas Corporation Project) (Insured; AMBAC)	6.10	12/1/38	4,000,000	3,960,960

New Jersey--.8%

New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/31	1,610,000	1,529,532

New Mexico--2.3%

Farmington, PCR (Public Service Company of New Mexico San Juan Project)	6.30	12/1/16	3,000,000	2,976,090
New Mexico Mortgage Finance Authority, Single Family Mortgage Program (Collateralized: FHLMC and GNMA)	6.85	9/1/31	1,305,000	1,324,170

New York--.8%

Long Island Power Authority,

Electric System General Revenue	5.00	9/1/27	1,500,000	1,514,865
North Carolina--.6%				
North Carolina Housing Finance Agency, Home Ownership Revenue	6.25	1/1/29	1,145,000	1,151,824
Ohio--10.0%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	8,000,000	7,309,680
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth System Project)	6.13	2/15/09	5,000,000 [a]	5,177,850
Ohio Housing Finance Agency, Residential Mortgage Revenue (Collateralized; GNMA)	5.75	9/1/30	5,000	5,055
Rickenbacker Port Authority, Capital Funding Revenue (OASBO Expanded Asset Pooled)	5.38	1/1/32	4,090,000	4,260,185
Toledo-Lucas County Port Authority, Special Assessment Revenue (Crocker Park Public Improvement Project)	5.38	12/1/35	2,000,000	1,877,400
Oklahoma--1.4%				
Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/29	625,000	638,975
Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/09	1,875,000 [a]	1,943,363
Oregon--2.8%				
Oregon Department of Transportation, Highway User Tax Revenue	5.00	11/15/28	5,000,000	5,125,800
Pennsylvania--7.4%				
Lancaster Higher Education Authority, College Revenue (Franklin and Marshall College Project)	5.00	4/15/37	2,000,000	1,969,840
Pennsylvania Economic Development Financing Authority, RRR (Northampton Generating Project)	6.60	1/1/19	3,500,000	3,500,000
Sayre Health Care Facilities Authority, Revenue (Guthrie Health)	5.88	12/1/11	5,995,000 [a]	6,543,962
Sayre Health Care Facilities Authority, Revenue (Guthrie Health)	5.88	12/1/31	1,755,000	1,782,132
South Carolina--8.2%				
Lancaster Educational Assistance Program, Inc., Installment Purchase Revenue (The School				

District of Lancaster County, South Carolina, Project)	5.00	12/1/26	5,000,000	4,779,450
Medical University of South Carolina, Hospital Facilities Revenue	6.00	7/1/09	2,500,000 a	2,627,275
Piedmont Municipal Power Agency, Electric Revenue	5.25	1/1/21	3,500,000	3,517,885
Tobacco Settlement Revenue Management Authority of South Carolina, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/30	3,750,000	4,251,750
Tennessee--3.0%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	5.50	7/1/36	2,000,000	1,867,720
Knox County Health, Educational and Housing Facility Board, Revenue (University Health System, Inc.)	5.25	4/1/36	4,000,000	3,760,800
Texas--13.4%				
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue Improvement (Insured; FSA)	5.00	11/1/35	1,600,000	1,515,536
Gregg County Health Facilities Development Corporation, HR (Good Shepherd Medical Center Project) (Insured; Radian)	6.38	10/1/10	2,500,000 a	2,719,750
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Healthcare System)	6.38	6/1/11	3,565,000 a	3,898,435
Lubbock Educational Facilities Authority, Improvement Revenue (Lubbock Christian University)	5.25	11/1/37	1,500,000	1,387,185
North Texas Tollway Authority, System Revenue	5.75	1/1/40	4,000,000	4,023,240
Port of Corpus Christi Authority of Nueces County, Revenue (Union Pacific Corporation Project)	5.65	12/1/22	4,500,000	4,309,425
Texas (Veterans Housing Assistance Program) (Collateralized; FHA)	6.10	6/1/31	7,000,000	7,103,880
Utah--.1%				
Utah Housing Finance Agency, SFMR (Collateralized; FHA)	6.00	1/1/31	125,000	128,166
Vermont--1.0%				
Vermont Educational and Health				

Buildings Financing Agency, Revenue (Saint Michael's College Project)	6.00	10/1/28	1,500,000	1,566,645
Vermont Housing Finance Agency, SFHR (Insured; FSA)	6.40	11/1/30	365,000	370,296
Washington--2.8%				
Washington Higher Educational Facilities Authority, Revenue (Whitman College)	5.88	10/1/09	5,000,000 [a]	5,225,950
West Virginia--1.3%				
The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants Station Project)	5.25	10/15/37	2,500,000	2,402,325
Wisconsin--5.0%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	2,500,000	2,579,850
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	5.60	2/15/29	4,975,000	4,742,071
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	2,000,000	1,894,820
Wyoming--2.2%				
Sweetwater County, SWDR (FMC Corporation Project)	5.60	12/1/35	1,500,000	1,341,315
Wyoming Municipal Power Agency, Power Supply System Revenue	5.50	1/1/38	2,800,000	2,800,000
U.S. Related--7.6%				
Puerto Rico Electric Power Authority, Power Revenue	5.50	7/1/38	4,000,000	4,083,280
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA, Inc.)	5.00	7/1/38	10,000,000 [c,d]	10,118,550
Total Long-Term Municipal Investments (cost $271,310,851)				**275,903,551**

Short-Term Municipal Investments--7.3%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Maryland--.3%				
Carroll County, Revenue (Fairhaven and Copper Ridge - Episcopal Ministries to the Aging Inc. Obligated Group Issue) (Insured; Radian and Liquidity Facility; Branch Banking and Trust Co.)	9.00	7/7/08	500,000 [e]	500,000
Massachusetts--1.5%				
Massachusetts Development Finance Agency, Revenue (Draper				

Laboratory Issue) (Insured; MBIA, Inc. and Liquidity Facility: JPMorgan Chase Bank)	9.00	7/1/08	2,700,000 e	2,700,000
Oklahoma--3.7%				
Payne County Economic Development Authority, Student Housing Revenue (OSUF Phase III Student Housing, L.L.C. Project) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	9.00	7/7/08	7,100,000 e	7,100,000
Tennessee--1.8%				
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	9.00	7/7/08	3,300,000 e	3,300,000
Total Short-Term Municipal Investments (cost $13,600,000)				**13,600,000**
Total Investments (cost $284,910,851)			**155.9%**	**289,503,551**
Liabilities, Less Cash and Receivables			**(2.1%)**	**(3,812,311)**
Preferred Stock, at redemption value			**(53.8%)**	**(100,000,000)**
Net Assets Applicable to Common Shareholders			**100.0%**	**185,691,240**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Security issued with a zero coupon. Income is recognized through the accretion of discount.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2008, these securities amounted to $21,220,575 or 11.4% of net assets applicable to Common Shareholders.

d Collateral for floating rate borrowings.

e Variable rate demand note – rate shown is interest rate in effect at June 30, 2008. Maturity date represents the next demand date, not the ultimate maturity date

At June 30, 2008, the aggregate cost of investment securities for income tax purposes was $284,910,851. Net unrealized appreciation on investments was $4,592,700 of which $9,531,151 related to appreciated investment securities and $4,938,451 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation

COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MFHR**	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue	**PCR**	Pollution Control Revenue
PILOT	Payment in Lieu of Taxes	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		